August 16, 2011

Mr. H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20509

Re:	Vadda Energy Corporation Registration Statement on Form 10 Filed July 5, 2011 SEC File No. 0-28171

Dear Mr. Schwall:

This firm represents Vadda Energy Corporation (the “Company”) in connection with the above referenced Registration Statement on Form 10, which was filed with the Commission on July 5, 2011 (the “Form 10”).  The Company is in the process of preparing an amendment to the Form 10 addressing the comments contained in the Commission’s letter dated August 2, 2011.  The Company requires additional time to effectively respond to the Commission’s comments and update its financial information to be included in the Form 10.  The Company recognizes the Form 10 will go effective on September 6, 2011 and intends to either file an amendment to the Form 10 by the end of August or withdraw the filing prior to its effectiveness.

If you have any questions, please contact me at (972) 628-3631 at your earliest convenience.

Very truly yours, /s/ Lawrence B. Mandala Lawrence B. Mandala

A Limited Liability Partnership · 600 Banner Place Tower · 12770 Coit Road · Dallas, Texas 75251 · t 972.628.3600 · f 972.628.3616 · www.munckcarter.com